EXHIBIT 12
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:

Pre-tax income (loss) from continuing operations	$30,639	$20,581	$(47,459)	$21,209	$23,607
Fixed charges	23,224	27,633	36,518	49,153	45,715

Earnings, including interest on deposits (a)	$53,863	$48,214	$(10,941)	$70,362	$69,322

LESS: Interest on deposits	14,853	19,090	29,349	42,714	37,445

Earnings, excluding interest on deposits (b)	$39,010	$29,124	$(40,290)	$27,648	$31,877

FIXED CHARGES:
Interest on deposits	$14,853	$19,090	$29,349	$42,714	$37,445
Interest on borrowings	2,867	3,127	4,268	4,425	6,159
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—
Estimated interest component of rent expense (2)	142	147	111	97	90
Preferred security dividends (3)	5,362	5,269	2,790	1,917	2,021

Fixed charges, including interest on deposits (c)	$23,224	$27,633	$36,518	$49,153	$45,715

LESS: Interest on deposits	14,853	19,090	29,349	42,714	37,445

Fixed charges, excluding interest on deposits (d)	$8,371	$8,543	$7,169	$6,439	$8,270

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	2.32	1.74	*	1.43	1.52
Excluding interest on deposits (b / d)	4.66	3.41	*	4.29	3.85

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

*	Ratios for this period are less than 1.00. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $47.5 million.